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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
415

SEC FILE NUMBER
8-50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Four Points Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 Madison Ave, Suite 405
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502, White Plains 10601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Four Points Capital Partners LLP, as of March 1, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

[signature]
Signature

CFO
Title

[signature], 3/1/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUR POINTS CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
(Confidential Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2017

FOUR POINTS CAPITAL PARTNERS, LLC

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Four Points Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Four Points Capital Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Four Points Capital Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Four Points Capital Partners, LLC's management. Our responsibility is to express an opinion on Four Points Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Four Points Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Four Points Capital Partners, LLC's auditor since 2016.

White Plains, New York

February 28, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash	$	60,953
Security Deposit - Stern Agee		25,000
Commissions Receivable		57,022
Other assets		4,500
Total Assets	$	147,475
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	29,813
Accrued expenses		45,533
Total Liabilities	$	75,346
Member's Equity		72,129
Total Liabilities and Member's Equity	$	147,475

See independent auditors' report and notes to financial statements

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commissions and related income	$	2,036,076
Interest icome - net		38,180
Other income		41,052
Total Revenue		2,115,308
Expenses		
Commissions		1,153,188
Salaries and related costs		217,541
Clearance		110,939
Regulatory		55,866
Professional fees		146,642
Rent		192,830
Office expenses		214,285
Business development		20,784
Other operating expenses		12,046
Total Expenses		2,124,121
Loss	$	(8,813)

See independent auditors' report and notes to financial statements

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - January 1, 2017	$	80,942
Net income(loss)		(8,813)
Balance - December 31, 2017	$	72,129

See independent auditors' report and notes to financial statements

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities		
Loss	$	(8,813)
Changes in operating assets and liabilities:		
Receivable from clearing broker		69,565
Other assets		(4,500)
Commissions payable		(26,578)
Accrued expenses		16,971
Total Adjustments		55,278
Net Cash Provided by Operating Activities		46,465
Change in Cash and Cash Equivalents		46,465
Cash and Cash Equivalents - January 1, 2017		14,488
Cash and Cash Equivalents - December 31, 2017	$	60,953

See independent auditors' report and notes to financial statements

NOTE 1 - NATURE OF BUSINESS

Four Points Capital Partners, LLC (the "Company") was chartered by the State of Texas as a Limited Liability Company ("LLC") in July 23, 1997. The purpose of the corporation is to carry on a securities brokerage business. On May 20, 2013 the Company was sold by its former owner ATB Holdings Company LLC ("ATB") to 5M Holdings LLC ("5M"), a Delaware limited liability company. As of that date 100% of the membership interests were transferred from ATB to 5M and continue to be held by 5M.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York State. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

Revenues are primarily comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. Interest revenue is generated on margin accounts and is recognized as earned.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Periodically the Company evaluates its receivable accounts and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual receivable accounts. At December 31, 2017, no allowance for doubtful accounts was deemed necessary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Company had no cash equivalents.

INCOME TAXES

The Company is a LLC, and files consolidated federal, state and local tax returns with its Parent. The members of a LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return and tax payments, if any, are paid to its Parent for its proportionate share of taxes. As a result of the operating loss for the year ended December 31, 2017, the Company will not be subject to federal, state or local taxes and has not accrued any provision.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. As of December 31, 2017 there were no deferred taxes or allowances.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accrued expenses and other liabilities, which have been classified as Level 1.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in a financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured, or in deposit accounts which exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of instrument. It is the Company's policy to review the credit standing of each counterparty as necessary.

NOTE 5 – DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $25,000. This deposit is included in the amounts due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $67,629, which exceeded required net capital by $62,606, and a total aggregate indebtedness of $75,346. The Company's aggregate indebtedness to net capital ratio was 1.11 to 1 at December 31, 2017.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its Parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2017, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2017, no interest or penalties were required to be recorded.

The Company files income tax returns in its local jurisdictions. The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2014.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are currently no asserted claims or legal proceedings against the Company nor are there other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued.

FOUR POINTS CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Net Capital		
Total member's equity	$	72,129
Deductions and Charges		
Non-allowable asset:		(4,500)
Net Capital		67,629
Total Aggregate Indebtedness		75,346
Computation of Basic Net Capital Requirement:		
(a) Minimum net capital required (6 2/3 % of total A.I.)	$	5,023
(b) Minimum net capital required of broker dealer	$	5,000
Net Capital Requirement (Greater of (a) or (b))	$	5,023
Excess Net Capital	$	62,606
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)	$	60,094
Ratio of A.I. to Net Capital		1.11

There are no material differences from the Net Capital calculation shown above and the Net Capital calculation as filed on Form X-17A-5 on January 23, 2017

FOUR POINTS CAPITAL PARTNERS, LLC
COMPUTATION OF RESERVE AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. N/A

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. N/A

Management's Exemption Report

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

March 01, 2018

To whom it may concern:

Four Points Capital Partners, LLC claims exemption from Securities and Exchange Commission Rule 15c3-3 section (k) paragraph 2(ii) for the year ended December 31, 2016. To our best knowledge and belief, we did not identify any exceptions to this exemption during the year ended December 31, 2016.

Regards,

J. Clarke Gray, Chief Financial Officer

FOUR POINTS CAPITAL PARTNERS, LLC

Supplemental Information –Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017 in accordance with Rule 15c3-3(k)(2)(ii).